Exhibit 99.1

PENN WEST EXPLORATION ANNOUNCES CONFERENCE CALL DETAILS

TO DISCUSS THE RESULTS OF THE STRATEGIC REVIEW PROCESS,

2014 CAPITAL BUDGET AND THIRD QUARTER 2013 RESULTS

FOR IMMEDIATE RELEASE, October 28, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST” or the “Company”) is expected to release its third quarter 2013 financial and operating results on Wednesday, November 6, 2013 before North American markets open. The third quarter 2013 management’s discussion and analysis and unaudited financial statements will be available on the website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

STRATEGIC UPDATE, 2014 BUDGET AND LONG TERM BUSINESS PLAN

In addition to the third quarter 2013 results, Penn West will announce the results of the strategic review process that has been conducted by the Special Committee of the Board of Directors. Management will also discuss the detailed capital budget and development plans for 2014 and provide an overview of the long-term business plan for Penn West.

A detailed presentation will accompany the conference call and will be available via the webcast. Alternatively, the presentation will be made available immediately prior to the conference call start time of 9:00am MST on Penn West’s website at: http://www.pennwest.com/investors/presentations-webcasts

CONFERENCE CALL & WEBCAST DETAILS

A conference call and webcast presentation will be held to discuss the matters noted above at 9:00am Mountain Time (11:00am Eastern Time) on Wednesday, November 6, 2013. The duration of the conference call is expected to be approximately 90 minutes.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=701434&s=1&k=F6BC7A7900438B5643F3516106910E87

A digital recording will be available for replay two hours after the call’s completion, and will remain available until November 20, 2013 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 87776645, followed by the pound (#) key.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com